NEWS RELEASE

New York – AG	May 25, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Announces Voting Results from Annual General Meeting

VANCOUVER, British Columbia - First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce the voting results for its annual general meeting held on May 24, 2018.

A total of 81,941,398 shares were represented at the meeting, being 49.44% of the Company’s issued and outstanding common shares. Shareholders approved all matters brought before the meeting and the election of directors was approved by a majority vote of shareholders present in person or represented by proxy as follows:

Election of Directors

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Keith Neumeyer	28,683,757	98.39	470,618	1.61
Douglas Penrose	28,541,585	97.90	612,790	2.10
Robert McCallum	28,063,828	96.26	1,090,574	3.74
Marjorie Co	28,584,194	98.04	570,182	1.96
David Shaw	27,057,788	92.81	2,096,587	7.19

The advisory resolution on the Company’s approach to executive compensation as outlined in the Circular was approved by a majority vote of shareholders present in person or represented by proxy as follows:

Executive Compensation Advisory Vote

Votes For	% For	Votes Against	% Against
26,462,517	90.77	2,691,860	9.23

In addition, the Company reports the re-appointment of Deloitte LLP as auditors for the Company was approved by the affirmative vote of a majority of the votes represented at the Meeting.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates seven producing silver mines; the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Annual production from these seven mines is projected to be between 27 to 30 million silver equivalents ounces per year.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

ON BEHALF OF THE BOARD OF

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer

President & CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things, annual production for the Company's mines.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in general macroeconomic conditions; fluctuations in securities markets and the market price of First Majestic’s shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); and the factors identified under the caption "Risk Factors" in First Majestic’s Annual Information Form.

Readers are cautioned against attributing undue certainty to forward–looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and do not assume any obligation, to update these forward–looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.